Exhibit 16
May 9, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K dated May 9, 2006 of the Eaton Personal Investment Plan, and are in agreement with the portion of the first sentence of the first paragraph related to the dismissal of Ernst & Young LLP and the statements contained in paragraphs 3 and 5 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP